UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-41177

NOTIFICATION OF LATE FILING	CUSIP NUMBER 66718N 103 66718N 111 66718N 129

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NorthView Acquisition Corp.
Full Name of Registrant

Former Name if Applicable

207 WEST 25TH ST., 9TH FLOOR
Address of Principal Executive Office (Street and Number)

NEW YORK, NY 10001
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NorthView Acquisition Corp. (the “Company”) determined that it was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 (the “Form 10-Q”) by the prescribed filing date due to insufficient working capital resources at the time to fund accountants, auditors and legal assistance needed to file the Form 10-Q on a timely basis. Working capital is currently being raised which we expect will allow us to file in the near future. We anticipate filing both the Form 10-Q and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 by October 14, 2024. We do not anticipate that we will report any significant change in results of operations from the corresponding period for the last fiscal year when we do file.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Fred Knechtel, CFO	212	494-9022
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ NO ☒

The Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 has not yet been filed. We expect to make that filing on or before October 14, 2024

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ NO ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NorthView Acquisition Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 22, 2024	By:	/s/ Fred Knechtel, CFO

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